Simpson Thacher & Bartlett LLP
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2948	E-mail Address JKAUFMAN@STBLAW.COM

November 6, 2020

Re:	Home Point Capital Inc. Draft Registration Statement on Form S-1

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of Home Point Capital Inc., a Delaware corporation (the “Registrant”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended (the “Securities Act”), a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Registrant’s proposed offering of its common stock for non-public review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registrant is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

The Registrant qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Registrant will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

The Registrant has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018. The Registrant respectfully advises the Staff that, as an emerging growth company, it has omitted its financial information for the six month periods ended June 30, 2020 and 2019 because such financial information relates to historical periods that the Registrant reasonably believes will not be required to be included at the time of the contemplated offering.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this confidential submission. Please send any correspondence to William A. Newman, President and Chief Executive Officer of the Registrant (wnewman@homepointfinancial.com) and me (jkaufman@stblaw.com).

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

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